CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$70,000	$2.15

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $413,211.20 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $2.15 offset against the registration fee due for this offering and of which $413,209.05 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 833 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 72-II dated October 25, 2007	Registration Statement No. 333-130051 Dated November 16, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $70,000 7.00% (equivalent to 14.00% per annum) Reverse Exchangeable Notes due May 21, 2008 Linked to the iShares® FTSE/Xinhua China 25 Index Fund

General

  The notes are designed for investors who seek a higher interest rate than the current dividend yield on the iShares® FTSE/Xinhua China 25 Index Fund or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Index Fund, be willing to accept the risks of owning interests in exchange traded funds in general and the iShares® FTSE/Xinhua China 25 Index Fund, in particular, and be willing to lose some or all of their principal at maturity. Investors must also be willing to accept some currency exchange rate risk.
  The notes will pay 7.00% (equivalent to 14.00% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of one share of the Index Fund and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount ($71.3480 initially) during the Monitoring Period, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 21, 2008*.
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Index Fund:	iShares® FTSE/Xinhua China 25 Index Fund (the “Index Fund”)
Interest Rate:	7.00% (equivalent to 14.00% per annum), paid monthly and calculated on a 30/360 basis.
Protection Amount:	$71.3480 initially, which is equal to 40% of the Initial Share Price, subject to adjustments.
Maturity Date:	May 21, 2008*
Pricing Date:	November 16, 2007
Settlement Date:	On or about November 21, 2007
Observation Date:	May 19, 2008*
CUSIP:	48123MEK4
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the 21st calendar day of each month (each such date, an “Interest Payment Date”), commencing December 21, 2007, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Index Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.

Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:	$178.37, the closing price of one share of the Index Fund on the New York Stock Exchange on the Pricing Date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the New York Stock Exchange on the Observation Date.
Share Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See “General Terms of Notes – Anti-dilution Adjustments” in the accompanying product supplement no. 72-II.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 72-II.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 72-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$35	$965

Total	$70,000	$2,450	$67,550

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $35.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $25.00 per $1,000 principal amount note. The concessions of $35.00 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See “Underwriting” beginning on page PS-33 of the accompanying product supplement no. 72-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 16, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 72-II dated October 25, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 30, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 72-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 72-II dated October 25, 2007:
  http://sec.gov/Archives/edgar/data/19617/000089109207004537/e28931_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 7.00% (equivalent to 14.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 7.00% (equivalent to 14.00% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 21st calendar day of each month (each such date, an “Interest Payment Date”), commencing December 21, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in January 2008 shall be payable on January 22, 2008.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of one share of the Index Fund does not decline, as compared to the Initial Share Price, by more than the Protection Amount ($71.3480 initially) on any day during the Monitoring Period. However, if the Final Share Price declines from the Initial Share Price and the closing price of one share of the Index Fund on any day during the Monitoring Period has declined by more than the Protection Amount ($71.3480 initially), you could lose the entire principal amount of your notes.
  RETURN LINKED TO THE ISHARES® FTSE/XINHUA CHINA 25 INDEX FUND — The return on the notes is linked to the iShares® FTSE/Xinhua China 25 Index Fund. The iShares® FTSE/Xinhua China 25 Index Fund is an exchange-traded fund of iShares® Trust, which is a registered investment company that consists of numerous separate investment portfolios. The iShares® FTSE/Xinhua China 25 Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of equity securities of large Chinese companies listed on The Stock Exchange of Hong Kong Ltd., as measured by the FTSE/Xinhua China 25 Index, which we refer to as the Underlying Index. The Underlying Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on The Stock Exchange of Hong Kong Ltd. For additional information about the Index Fund and the Underlying Index, see the information set forth under “The iShares® FTSE/Xinhua China 25 Index Fund” in the accompanying product supplement no. 72-II.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 72-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of each coupon payment, we intend to treat approximately 33.86% as interest on the Deposit and the remainder as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 72-II dated October 25, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount ($71.3480 initially) on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund declines below the Initial Share Price minus the Protection Amount ($71.3480 initially), you will be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price, as compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Index Fund subsequently recovers such that the Final Share Price closes at a level above the Initial Share Price minus the Protection Amount ($71.3480 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE INDEX FUND — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount ($71.3480 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Index Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Index Fund during the term of the notes.
  NO AFFILIATION WITH THE INDEX FUND — We are not affiliated with the issuer of the Index Fund or any of the issuers of the equity securities held by the Index Fund. We assume no responsibility for the adequacy of the information about the Index Fund and the Underlying Index contained in this pricing supplement or in product supplement no. 72-II. You should make your own investigation into the Index Fund and the Underlying Index. We are not responsible for the Index Fund’spublic disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to the Hong Kong dollar, the currency in which the equity securities held by the Index Fund are denominated. Your net exposure will depend on the extent to which the Hong Kong dollar strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the Hong Kong dollar, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund’s assets to be invested in equity securities not included in the Underlying Index. Any of such action could adversely affect the price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, therefore it may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-2
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH CHINA, ONE OF THE LARGEST GLOBAL EMERGING MARKETS — The risks of investing in emerging markets, such as China, are typically greater than those of investing in developed countries where political, economic and social structures may be much more established and efficient. China remains subject to political and social uncertainty, substantial government involvement in the economy, conflict with Taiwan, and issues relating to the reunification with Hong Kong. China is also under pressure to change its currency standards. These factors may increase the volatility, and consequently the risk, of an investment in the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  HEDGING AND TRADING IN THE INDEX FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Index Fund, the equity securities held by the Index Fund or included in the Underlying Index or instruments related to the shares of the Index Fund. We or our affiliates may also trade in the shares of the Index Fund or instruments related to the shares of the Index Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the shares of the Index Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 72-II.

Historical Information

The following graph sets forth the historical performance of the shares of the Index Fund based on the weekly closing price of one share of the Index Fund from October 8, 2004 through November 16, 2007. The date of the Index Fund’s inception was October 5, 2004. The closing price of one share of the Index Fund on November 16, 2007 was $178.37. We obtained the closing prices and other information below from Bloomberg Financial Markets without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Index Fund has experienced significant fluctuations. The historical performance of the shares of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Index Fund during the term of the notes. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Index Fund or the equity securities held by the Index Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Index Fund or the equity securities held by the Index Fund.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-3

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Index Fund declines in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

the Initial Share Price: $178.00	the Protection Amount: $71.20
the Interest Rate: 7.00% (equivalent to 14.00% per annum)

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity**

$178.00	$300.00	$1,000.00

$89.00	$179.00	$1,000.00

$178.00	$178.00	$1,000.00

$106.80	$106.80	$1,000.00

$89.00	$177.00	$994.38

$89.00	$89.00	$500.00

$20.00	$20.00	$112.36

$0.00	$0.00	$0.00

**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Index Fund during the Monitoring Period was $89.00 but the Final Share Price is $179.00. Because the Final Share Price of $179.00 is greater than the Initial Share Price of $178.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Index Fund during the Monitoring Period was $89.00 and the Final Share Price is $177.00. Because the Final Share Price of $177.00 is less than the Initial Share Price of $178.00 and the closing price of one share of the Index Fund declined by more than the Protection Amount on at least one trading day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Index Fund is $177.00, your final payment at maturity is $994.38.

Example 3: The closing price of one share of the Index Fund between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of one share of the Index Fund on the Observation Date is $89.00, a decline of more than the Protection Amount. Because the Final Share Price of $89.00 is less than the Initial Share Price of $178.00 and the Final Share Price has declined by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Index Fund is $89.00, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $106.80 is less than the Initial Share Price of $178.00 but does not decline by more than the Protection Amount and the closing price of one share of the Index Fund does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of one share of the Index Fund has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $106.80 is less than the Initial Share Price of $178.00.

Regardless of the performance of the shares of the Index Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $70.00 over the term of the notes. The actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of one share of the Index Fund on the Pricing Date. On the Pricing Date, the Initial Share Price was $178.37, and the Protection Amount was $71.3480, subject to adjustments.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	PS-4